RENT THE RUNWAY, INC.
10 Jay Street
Brooklyn, New York 11201

September 29, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rent the Runway, Inc. Registration Statement on Form S-1 (File No. 333-290358)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rent the Runway, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-1 (File No. 333-290358) filed on September 18, 2025 and amended on September 29, 2025 (the “Registration Statement”) and declare the Registration Statement effective as of September 30, 2025 at 4:00 P.M., Washington, D.C. time, or as soon thereafter as practicable.

If you have any questions, please do not hesitate to contact Nicole Brookshire of Davis Polk & Wardwell LLP at (212) 450-4206 or Paul Scrivano of Davis Polk & Wardwell LLP at (650) 752-2008. The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Nicole Brookshire or Paul Scrivano and that such effectiveness also be confirmed in writing.

Very truly yours, RENT THE RUNWAY, INC.
		By:	/s/ Jennifer Y. Hyman
Name: Jennifer Y. Hyman Title: Chief Executive Officer

cc:	Nicole Brookshire Paul Scrivano Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017